

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02030697

NO ACT
P.E 3-8-02
1-09595

March 10, 2002

Anne M. Rosenberg
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2002

Re: Best Buy Co., Inc.

Dear Ms. Rosenberg:

This is in regard to your letter dated March 8, 2002 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in Best Buy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Best Buy will include the proposal in its proxy materials, and that Best Buy therefore withdraws its February 25, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jonathan Ingram
Special Counsel

cc: Douglas McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington D.C. 20001

ROBINS, KAPLAN, MILLER & CIRESI L.L.P.
ATTORNEYS AT LAW

ATLANTA
BOSTON
CHICAGO
LOS ANGELES
MINNEAPOLIS
NAPLES
ORANGE COUNTY
SAINT PAUL
WASHINGTON, D.C.

2800 LASALLE PLAZA
800 LASALLE AVENUE
MINNEAPOLIS, MINNESOTA 55402-2015
TELEPHONE (612) 349-8500
FACSIMILE (612) 339-4181
www.rkmc.com

February 25, 2002

HAND DELIVERY

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund for Inclusion in Best Buy Co., Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

On behalf of Best Buy Co., Inc. (the "Company"), we are requesting that the Staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action if the Company omits from its proxy statement and form of proxy (collectively, the "Proxy Materials") a shareholder proposal and supporting statement (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proponent requests that the Company's Board of Directors adopt a policy stating that the public accounting firm retained by the Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to the Company.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are one original and five copies of this letter and six copies of the Proposal. A copy of this letter is also being sent to the Proponent.

In a recently published no-action letter, *The Walt Disney Company* (avail. Dec. 18, 2001), the Staff was unable to concur that Disney may exclude, under Rule 14a-8(i)(7), a proposal which is essentially identical to the Proposal. The Staff stated that "[i]n view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(7)." We believe that our request on behalf of Best Buy Co, Inc. is different from the *Disney* letter for at least five different reasons. Therefore, we respectfully request that the Staff concur in our view that Best Buy Co., Inc. may exclude the Proposal. *See* Division of Corporation Finance Staff Legal Bulletin No. 14 (Shareholder Proposals) Q. B. 6 ("SLB No. 14") ("We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter.").

1. The Proposal has been substantially implemented and, therefore, may be excluded under Rule 14a-8(i)(10).

One of the bases for excluding the Proposal from the Company's Proxy Materials is that the Company has substantially implemented the Proposal and, therefore, may exclude the Proposal under Rule 14a-8(i)(10). This basis for omission was not raised by *Disney*. The premise for exclusion under Rule 14a-8(i)(10) is that the Proposal essentially requests that the Company select an accounting firm that is independent to audit its financial statements. Through its compliance with the New York Stock Exchange ("NYSE") auditor independence rules and the Commission's recently adopted rules regarding auditor independence under Regulation S-X and Schedule 14A as well as the auditor's compliance with Independence Standards Board Standard No. 1 ("ISB No. 1"), the Company has selected auditors that are independent within the meaning of all applicable laws and regulations. Therefore, it is our opinion that the Proposal, which in essence requests that the Company appoint an independent auditor, has been substantially implemented.

The Staff has permitted companies to exclude proposals under Rule 14a-8(i)(10) and its predecessors if the proposal requests an action that the company has substantially implemented. Release No. 34-20091 (August 16, 1983). To avail itself of Rule 14a-8(i)(10), a company need not have implemented a shareholder proposal word-for-word. In adopting the predecessor to Rule 14a-8(i)(10), the Commission commented: "[i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretive change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." *Id.*

The Staff has taken the approach outlined in the 1983 Release on a number of occasions. *See E.I. du Pont de Nemours and Company* (avail. Feb. 14, 1995) (allowing exclusion of a proposal that the company provide information regarding the impact of certain environmental regulations in its annual report because the company had substantially implemented the proposal by including such information in various other reports put out by the company); *UST, Inc.* (avail. Feb. 8, 1995) (allowing exclusion of a proposal requesting a report to the shareholders and the public on whether nicotine was a substance controlled by the company where the company had participated in public hearings and made public statements denying such control); and *Occidental Petroleum Corporation* (avail. Jan. 24, 1995) (allowing exclusion of a proposal requesting the company to implement policies to protect the environment where the company already had in place and was implementing its Vision Statement and Policy on Health, Safety and Environment). If companies were strictly required to implement each word of a proposal, the intention of permitting the exclusion of "substantially implemented" proposals would be thwarted.

According to the Staff, "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991). As these no-action letters demonstrate, even though a company may not have taken every action required by a particular proposal, the proposal may be excluded under Rule 14a-8(i)(10) if the company essentially has done what the proposal seeks to accomplish.

Since the Proposal seeks to require that the Company select an auditor that is independent, the Proposal can be excluded under rule 14a-8(i)(10). In *Disney*, the Staff concluded that the proposal could not be excluded under Rule 14a-8(i)(7) because it addresses a significant policy issue: auditor independence. In our view, the reason why the Staff ruled that the proposal in *Disney* is not excludable under Rule 14a-8(i)(7) provides the basis for excluding the Proposal under Rule 14a-8(i)(10).

The proponent in *Disney* argued in its letter to the Staff that "the Company has confused the ordinary business of 'selecting' auditors . . . with the broad policy sought in the proposal to ensure that whoever the Company selects to be its independent accountant is truly 'independent' by removing the potential for conflicts of interest that is created if the accountant renders 'other' services to the Company in addition to its audit service. . . . All that [our] proposal seeks is protection that the independent accountant's objectivity is not compromised by receiving payment for other services to the Company." To support its position under Rule 14a-8(i)(7), the proponent acknowledged that the "broad policy" of its proposal, and what such proposal seeks to accomplish, is auditor independence. The proponent made precisely the point that we believe permits excluding the Proposal under Rule 14a-8(i)(10): by the auditor complying with ISB No. 1 and by the Company complying with applicable securities laws and regulations and NYSE rules, the Company has already taken all necessary steps to assure auditor independence and has, therefore, substantially implemented the policy of the Proposal. Therefore, the Company respectfully submits that it may exclude the Proposal under Rule 14a-8(i)(10).

2. The Company's specific arguments related to Rule 14a-8(i)(7) are different from those made by Disney in a number of material respects and justify a Staff determination that is contrary to that reached in *Disney*.

In the event the Staff concludes that the Proposal is attempting to accomplish something more than the auditor independence that has been substantially implemented, the Proposal can still be excluded under Rule 14a-8(i)(7) because it addresses "tasks so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and it seeks to "micro-manage" a company "by probing too deeply into matters of a complex nature which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998).

The Staff has consistently recognized that an entire proposal may be omitted under Rule 14a-8(i)(7) if a portion of the proposal relates to ordinary business.[1] In *Wal-Mart Stores* (avail. Mar. 15,

[1] In a recent article, *Barrons* states that Chairman Harvey L. Pitt has asserted that the issue of accounting firms taking consulting and advisory fees from the companies they audit is "overblown." Jim McTague, *Fixable Flaws*, Barrons, Jan. 7, 2002 at 16.

1999), a proposal relating to Wal-mart's business activities with suppliers who use forced labor or child labor, or who otherwise fail to comply with certain laws, may be omitted because one of the five parts of the proposal related to ordinary business operations. The Staff stated: "[W]e note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 [of 5] . . . relates to ordinary business. Accordingly, insofar as it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7), we will not recommend enforcement action . . . if Wal-Mart omits the proposal . . . in reliance on Rule 14a-8(i)(7)." *See also Warnaco Group, Inc.* (avail. Mar. 12, 1999) (even though the proposal addressed matters outside the scope of ordinary business, where a portion of a proposal related to the negotiation and termination of existing supplier agreements, the entire proposal was held to be excludable under Rule 14a-8(i)(7)); and *Chrysler Corporation* (avail. Feb. 18, 1998) ("The staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 5 of the resolution relates to ordinary business matters, and paragraph 6 is susceptible to a variety of interpretations, some of which could involve ordinary business matters. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(c)(7), we will not recommend enforcement action ... if the Company omits the entire proposal . . . .").

During the course of the year, the Company consults on a regular basis with its independent auditors concerning the accounting for various transactions. Application of GAAP frequently requires judgment and is not a black and white exercise. By consulting with the same independent accounting firm that will audit the financial statements at the time the Company is planning for, negotiating and executing a transaction, the Company gains assurance that it is applying the proper accounting treatment under GAAP when the transaction occurs. Without the opportunity to consult with its auditors throughout the year, the Company might find out at year end that a transaction entered into many months' prior was unfavorable because a different accounting treatment should have been applied.[2] The Proposal would regulate what accounting firm the Company may or may not consult with on these day-to-day matters.[3] Because the Proposal addresses tasks that are fundamental to management's ability to run the company on a day-to-day basis and attempts to micro-manage how the Company's management makes decisions on a multitude of matters, it involves ordinary business matters.

The Staff itself has recognized the desirability of involving a company's auditor when analyzing accounting, financial reporting and auditing questions, "especially those involving unusual, complex, or innovative transactions for which no clear authoritative guidance exists." *Guidance for Consulting with the Office of the Chief Accountant* (Dec. 21, 2001). The Staff "encourages" issuers to consult with the Office of the Chief Accountant when addressing matters of this type, and seeks the

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[2] For example, the Company might enter into a lease that it believes would be accounted for as a capital lease, only to find later that the auditor believes it should have been treated as an operating lease. The whole structure of the transaction, including the economics and tax treatment, might have been different had the auditor been given an opportunity to review the transaction before it was executed.

[3] Other day-to-day matters include (1) providing consents to file audited financial statements under registration statements, (2) comfort letters provided to underwriters and placement agents in connection with public and private offerings of securities, (3) attendance at shareholder meetings, (4) issuing letters related to debt compliance that are required under the Company's debt agreements, and (5) responding to staff comments. Some of these matters are described in more detail in Section 4 hereof.

conclusion of the company's auditor and, if available, the auditor's national office. *Id.* If the Proposal is adopted, these consultations would be prohibited, which runs counter to the most significant policy issue in this area – the fair and accurate reporting on a company's financial condition and results.

The topic of the Proposal was the subject of extensive public comment in connection with the Commission's rulemaking process that resulted in the adoption of the auditor independence and related rules in November 2000. The Proponent might argue that the fact that this debate occurred supports the conclusion that the Proposal may not be omitted under Rule 14a-8(i)(7). In fact, we believe that it proves just the opposite. The Staff has permitted exclusion under the ordinary business exclusion of a proposal that addresses a topic on which the Commission has promulgated a rule, but which seeks to require a company to do something more than the rule requires. For example, when a proposal seeks to require a company to make a financial disclosure that goes beyond the financial statement disclosures which are required by the rules of the Commission or stock exchange, the Staff has permitted the company to exclude the proposal under Rule 14a-8(i)(7). In *Santa Fe Southern Pacific Corporation* (Jan. 30, 1986), the Staff allowed the exclusion of a proposal requiring the preparation and disclosure of certain financial statements to which the company objected. The Staff stated that, "[t]here appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy materials under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the determination to make financial disclosure not required by law)." *See Arizona Public Service Company* (avail. Feb. 22, 1985) (in allowing exclusion under Rule 14a-8(c)(7) of a proposal because it "appears to deal, in part, with a matter relating to the conduct of the Company's ordinary business operations (i.e., the voluntary disclosure of the Company's operating expenses for advertising, research and development and outside professional and consultative services.)").

It is not unusual for Commission rulemaking to spark heated public debate. A company's decision to provide more disclosure on a topic than is required by a specific Commission rule is within the ordinary business judgment of the company and its management, and not the shareholders. Once the Commission has considered the positions on both sides of an issue and made its rulemaking determination, a shareholder end run attempt, through the Rule 14a-8 process, to require the company to make disclosure which the Commission did not require should fail under Rule 14a-8(i)(7). *See SONICblue Incorporated* (avail. Mar. 23, 2001), which was not cited by Disney, in which the Staff agreed that a proposal to mandate the annual selection of an independent auditor may be omitted under Rule 14a-8(i)(7) despite the proponent's argument that the proposal should not be omitted because the Commission had recently reviewed its auditor independence requirements. The Company's decision to limit the services of its auditor to an extent greater than that required by Commission rule is within the ordinary business judgment of the Company and its management, and not within the purview of a shareholder proposal.

The Commission in its recently concluded rulemaking process addressed explicitly and comprehensively the issues raised by the Proposal. In the adopting release for the auditor independence rules, Release No. 33-7919 (the "2000 Adopting Release"), the Commission "determined not to adopt a total ban on non-audit services, despite the recommendations of some, and instead to identify certain non-audit services that, if provided to an audit client, render the auditor not independent of the audit client." *Id.* at note 23. The Commission noted that, "under the final rule, accountants will continue to be able to provide a wide variety of non-audit services to their audit clients." *Id.* at note 25. Thus, the Commission made a determination not to adopt a rule that would require what the Proposal seeks. It is within the ordinary business operations of a company, acting through its board of directors under applicable state law, to determine whether it will voluntarily go beyond what the Commission concluded was appropriate in the area of auditor independence. *See* 2000 Adopting Release at notes 170-173. Therefore, the Company respectfully submits that it may exclude the Proposal under Rule 14a-8(i)(7).

3. The determination of auditor independence and selection of auditors is a matter that, under state law, is not a proper subject for shareholder action under Rule 14a-8(i)(1).

The auditor independence rules adopted by the Commission and the NYSE support the conclusion that the issue of auditor independence is not one for a shareholder proposal and, therefore, is excludable under Rule 14a-8(i)(1). This basis for omission was not raised by *Disney*. Under the 2000 Adopting Release, the Commission stated that the determination as to whether an auditor is independent is to be made in the first instance by the auditor itself, through compliance with ISB No. 1, and then by the audit committee of the board of directors. *See* Item 9 to Schedule 14A. Similarly, the NYSE rules require the audit committee, and not the shareholders, to oversee auditor independence and to address those issues in its charter. *See* NYSE Policy 303.01. The NYSE rules expressly acknowledge that the board and audit committee's actions in this regard are taken "as representatives of the [share]holders." Thus, neither the Commission nor the NYSE has adopted rules which give the shareholders the right to make any such determination, and specifically leave those decisions to the company, its board of directors and the company's outside auditor, not the shareholders. *See* 2000 Adopting Release at notes 170-173. Therefore, the Company respectfully submits that it may exclude the Proposal under Rule 14a-8(i)(1).

4. Adoption of the Proposal would cause the Company to violate applicable securities laws and, therefore, the Company may exclude the Proposal under Rule 14a-8(i)(2).

Rule 14a-8(i)(2) provides that a registrant may exclude a proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." This basis for omission was not raised by *Disney*. The Proposal would prohibit the Company from retaining the accounting firm that audits its financial statements to perform any non-audit service. The Company needs the auditor to provide non-audit services in order to comply with applicable securities law. Thus, if the Proposal were to be adopted, the Company would not be able to comply with the both Proposal and applicable law. Rule 14a-8(i)(2) recognizes that a registrant should not be put in this untenable situation and, therefore, permits exclusion of a proposal that would cause a company to violate applicable law.

Ernst & Young LLP performs non-audit services for the Company during the course of the year, many of which are related to its audit services under the Commission's rules. Many of these services enable the Company to fulfill its obligations under both Commission and NYSE regulations. For example:

(1) Consents. In all registration statements filed under the Securities Act of 1933, as amended, which include or incorporate by reference audited financial statements, the Company is required to include the consent of the auditor to the inclusion of its audit report in the filing. The registration statement itself requires certain disclosures concerning the auditor, which the auditor reviews prior to releasing its consent. The auditor also is required to review the entire registration statement or filing prior to releasing its consent to assure that the consent included in the filing is not misquoted and

that the financial statements to which the auditor is consenting match those that have been audited. In some cases, these consents are given months, or even years, after the audit has been performed. These services are not audit services. If the Company is prohibited from engaging its auditor to perform these services, then it effectively would be prohibited from filing these reports and registration statements.

(2) Responding to Staff comments. Pursuant to a review of the Company's filings, the Staff issues accounting comments with respect to the financial statements included (or incorporated by reference) in registration statements and periodic reports. Sometimes those comments are addressed directly to the auditor (e.g., in matters related to auditor's independence). Without auditor assistance, it would be practically impossible for the Company to respond to those comments, and thus make it difficult, if not impossible, to comply with its disclosure obligations. It is not possible to answer every comment that might arise concerning the audited financial statements without the input of the auditor, particularly where the Staff comment or discussion with the Staff requests the views of the auditor. The Proposal would tie the Company's hands in its ability to use the auditor for this non-audit service, and thus would prevent it from complying with its disclosure obligations under applicable law.

(3) Item 304 of Regulation S-K ("Changes in and Disagreements With Accountants on Accounting and Financial Disclosure"). Pursuant to Item 304 of Regulation S-K, a company is required to give its accountant an opportunity to review and respond to disclosures. The Proposal, if adopted, calls into question what actions the Company would be permitted to call upon its auditors to take, and could be read to prohibit the Company from paying the auditor for actions under Item 304 if those actions were deemed to be non-audit services.

(4) Pre-Clearance with Office of Chief Accountant. In the event the Company were to seek pre-clearance with the Staff on accounting issues, the Company will need the input of its independent auditors. The Staff has "long encouraged companies and their auditors to consult with the Office of the Chief Accountant on accounting, financial reporting and auditing questions." *Guidance for Consulting with the Office of the Chief Accountant* (Dec. 21, 2001). Included in the information that the Staff requests in connection with pre-clearance inquiries is the "conclusion of the auditor and whether the submission and the proposed accounting have been discussed with the auditor's national office or other technical resource . . . ." *Id.* The Proposal, if adopted, would restrict the Company's ability to avail itself of the pre-clearance procedure that the Staff encourages.

(5) Shareholders' Meetings. Under Item 9 of Schedule 14A, the Company is required to disclose whether or not a representative of the principal accountant is expected to be present at a shareholders' meeting, have an opportunity to make a statement if it desires to do so and respond to appropriate questions. Although an auditor might attend the meeting and answer appropriate questions on its own, if the Proposal is adopted, the Company would not be able to retain the auditor to attend the meeting and be available to make a statement and answer questions.

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not take any enforcement action if the Company excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(2).

5. The Proposal conflicts with the Company's proposal on ratification of its auditors and, therefore, may be excluded under Rule 14a-8(i)(9).

At its 2002 Regular Meeting of Shareholders, the Company intends to propose to its shareholders for ratification the selection of Ernst & Young LLP as its auditors for the fiscal year beginning March 3, 2002. This proposal would conflict with the Proposal. If the shareholders ratify the appointment of E&Y and adopt the Proposal, they would have adopted inconsistent proposals since E&Y has been retained to perform non-audit services. This is the type of inconsistency that Rule 14a-8(i)(9) was designed to avoid and, therefore, the Proposal may be excluded under Rule 14a-8(i)(9). This basis for omission was not raised in *Disney*.

We do not believe it would be appropriate for the Staff to permit a revision to the Proposal to clarify that it is intended to take effect in the fiscal year subsequent to the fiscal year beginning March 3, 2002. First, under SLB No. 14, Q. E. 5, this would not appear to be one of the revisions typically allowed by the Staff. The only revision noted under Rule 14a-8(i)(9) is a cross-reference to Rule 14a-8(i)(8), which is a revision that relates to the election of directors. Further, such a modification would be inconsistent with the Staff's no-action positions in similar situations where the proposal was in direct conflict with the company's choice of auditor. In *B.F. Saul* (avail. Nov. 24, 1981), the Staff allowed the exclusion of a proposal to select a public accounting firm that was fully independent of the Saul family where it would call for the election of a different accounting firm than that being proposed by the trust. The Staff did not permit modification of the proposal to deal with a future selection. In *General Electric Company* (avail. Dec. 28, 1995), the proposal specifically requested that the company "replace KPMG Peat Marwick LLP with another auditing firm in 1996." The proponent sought to have the proposal included in the company's 1996 proxy materials, materials in which the company intended to put KPMG forward to the shareholders as its choice of auditor. Rather than requesting the proponent to modify the proposal to apply to 1997 and beyond and remove the immediate conflict, the Staff concurred in the company's opinion that the proposal could be excluded in its entirety. Therefore, the Company respectfully submits that it may exclude the Proposal under Rule 14a-8(i)(9).

For all of the foregoing reasons, we respectfully request that the Staff not recommend to the Commission any enforcement action should the Company omit the Proposal from its Proxy Materials. If the Staff disagrees with our conclusion that the Proposal may be omitted from the Proxy Materials or requires additional information in support of our conclusion, we would appreciate the opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call the undersigned at 612-349-8508. Please acknowledge your receipt of this letter by time stamping the enclosed receipt copy of the letter.

Yours very truly,

ROBINS, KAPLAN, MILLER & CIRESI L.L.P.



Anne M. Rosenberg

AMR/lrl
Enclosures

cc: United Brotherhood of Carpenters Pension Fund



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 952-947-2195]

January 10, 2002

Allen U. Lenzmeier
Corporate Secretary
Best Buy Company, Inc.
7075 Flying Cloud Drive
Eden Prairie, MN 55344

Re: Shareholder Proposal

Dear Mr. Lenzmeier:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Best Buy Company, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the fees paid to the Company's audit firm. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,100 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,



Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Conflicts Proposal

Resolved, that the shareholders of Best Buy Co., Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services. The Company's most recent proxy statement indicated that for the year ended December 31, 2000, Ernst & Young LLP billed $1,320,000 for audit services, while billing $5,761,000 for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

ROBINS, KAPLAN, MILLER & CIRESI L.L.P.

ATTORNEYS AT LAW

ATLANTA
BOSTON
CHICAGO
LOS ANGELES
MINNEAPOLIS
NAPLES
ORANGE COUNTY
SAINT PAUL
WASHINGTON, D.C.

2800 LASALLE PLAZA
800 LASALLE AVENUE
MINNEAPOLIS, MINNESOTA 55402-2015
TELEPHONE (612) 349-8500
FACSIMILE (612) 339-4181
www.rkmc.com

ANNE M. ROSENBERG
(612) 349-8508

March 8, 2002

VIA FACSIMILE - 202-942-9525
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Keir Gumbs

Re: Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund for Inclusion in Best Buy Co., Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

On behalf of Best Buy Co., Inc. (the "Company"), we are withdrawing the Company's request, as set forth in our letter dated February 25, 2002, that the Staff of the Division of Corporation Finance not recommend any enforcement action if the Company omits from its proxy statement and form of proxy (collectively, the "Proxy Materials") a shareholder proposal and supporting statement (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proponent had requested that the Company's Board of Directors adopt a policy stating that the public accounting firm retained by the Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to the Company. Absent the Proponent's withdrawal of the Proposal prior to the date the Company files its definitive Proxy Materials, the Company will include the Proposal in the Proxy Materials.

Should you have any questions, please contact the undersigned.

Yours very truly,

ROBINS, KAPLAN, MILLER & CIRESI L.L.P.



Anne M. Rosenberg

AMR/lrl

cc: Darren R. Jackson - Best Buy Co., Inc.
United Brotherhood of Carpenters Pension Fund